UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

(Commission File No. 001-32305)

______________________

CORPBANCA
(Translation of registrant’s name into English)

______________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On November 5, 2013, CorpBanca issued a press release announcing its Third Quarter 2013 Financial Report. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Fernando Massú
Name:	Fernando Massú
Title:	Chief Executive Officer

Date: November 6, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated November 5, 2013.

Press Release November 5, 2013 Page 1 / 22

Exhibit 99.1

CorpBanca Announces
Third Quarter 2013 Financial Report;
Announces Change of Time of Tuesday’s Earnings Conference Call to 10:30 AM EST (12:30 PM Santiago Time)

Santiago, Chile, November 5, 2013. CORPBANCA (NYSE:BCA; BCS: CORPBANCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the third quarter ended September 30, 2013. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our internal exchange rate as of September 30, 2013 of Ch$504.22 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the Superintendency of Banks and Financial Institutions (“SBIF”).

Financial Highlights

In 3Q 2013, Net Income attributable to shareholders totalled Ch$28,154 million (Ch$0.083 per share and US$0.246 per ADR), resulting in a 10.1% decrease when compared to 3Q 2012 (YoY) and in a 35.6% decrease when compared to 2Q 2013 (QoQ). The decrease mainly reflects (i) the negative impact of the fiscal hedge (use for the coverage of the tax effects of the total investment in Colombia) on our income from financial operations; (ii) higher operating expenses due to one-time costs related to CorpBanca Colombia’s acquisition of Helm Bank and preparations for the anticipated merger between these two banks; and (iii) higher expenses in provisions due to an increase in reserves in Chile and homogenization adjustments in Colombia as well as the homologation of Helm to the policies of CorpBanca Chile.

Total loans (excluding interbank and contingent loans) reached Ch$12,951 billion as of September 30, 2013 (Ch$12,414.5 billion as of August 30, 2013), allowing CorpBanca to achieve a market share of 12.1% as of August 30, 2013, an increase of 211.7bp YoY and an increase of 216.1bp QoQ due to the acquisition of Helm Bank early August 2013. CorpBanca continues to be the fourth largest private bank in Chile in terms of loans and deposits, and has closed the gap to the third place bank, and ranks fifth in the Colombian banking industry.

During 2Q 2013:

Net operating profit increased by 13.0% QoQ and increase 46.4% YoY;

Net provisions for loan losses decrease by 73.0% QoQ and 97.4% YoY; and

Total operating expenses increase by 31.7% QoQ and 52.7% YoY.

Mr. Fernando Massú, CEO

During this quarter CorpBanca successfully dealt with several challenges. First, on August 6, 2013, CorpBanca acquired control over Helm Bank S.A. through its subsidiary Banco CorpBanca Colombia. Our dedicated senior integration team is fully committed with the merger process of the two banks in Colombia which should take place within 12 months from the acquisition date.

Also in the quarter CorpBanca faced an increase in the cost of funding due to the situation of a related company, SMU S.A. Thanks to CorpBanca’s strong fundamentals and to a very active management, the bank is currently in a more normalized cost funding situation.
The bank proved to have very strong market and liquidity risks management. Our liquidity reached historical levels of US1.0 billion. To strengthen this liquidity position, the management proposed to the Board of Director the sale of loan portfolio up to US$1.5 billion. During the quarter the bank sold US$960 million with a neutral impact on our P&L.

Press Release November 5, 2013 Page 2 / 22

General Information

Market Share

Our loan portfolio (excluding loans to banks) has grown at a compounded annual growth rate in nominal terms of 26.6% between December 31, 2009 and December 31, 2012. As of August 31, 2013, according to the SBIF, we were the fourth largest private bank in Chile in terms of the overall size of our loan portfolio (12.1% market share on a consolidated basis and 8.0% market share on an unconsolidated basis only taking into account our operations in Chile).

During this quarter, CorpBanca added US$5.3 billion in loans through the acquisition of Helm Bank, which explains the 216bp increased in market share on a consolidated basis. On the other hand, the decrease of 33bp on an unconsolidated basis (only taking into account our operations in Chile) is due to our focus on increasing profitability and liquidity in Chile.

Press Release November 5, 2013 Page 3 / 22

Net Income (12 months trailing in millions of Chilean pesos)

Net Income for 3Q 2013 was Ch$28.2 billion.

The chart shows the trend in our 12 month trailing Net Income from December 31, 2006 to June 30, 2013. During this period, our Net Income for the 12 month trailing September 30, 2013 reached record levels: Ch$137.8 billion, resulting in a 26% increase YoY.

RoAE – RoAA

We have achieved an average annual return on equity (RoAE*) of 20.1% between 2009 and 2012.

Capital increases raised between 2011 and 2013 to fulfill our organic growth in Chile and our acquisitions in Colombia –for a total amount of US$1,570 million approximately (+137.1%)– have impacted our RoAE since the third quarter 2011.

* Equity: Average equity attributable to shareholders excluding net income and provision for mandatory dividends.

The following other items have also impacted our RoAA: (i) the increase in our corporate loans (with lower risk profiles and lower spreads than in our retail loans in 2011 and beginning of 2012);  (ii) the accrual of Banco Santander Colombia’s Net Income for the second half of 2012 and of Helm Bank for two months in the third quarter of 2013; and (iii) the lower inflation rate observed in 2012 (Δ+2.5% in 2012 vs. Δ+3.9% in 2011) and YTD 2013 (Δ+1.1% during the first nine months of 2013 vs. Δ+1.3% during the same period in 2012).

Although the lower inflation reduced the earning generation in the banking industry, CorpBanca’s 2013 performance was remarkable as a consequence of its greater business diversification which reflects more stable revenue streams.

Press Release November 5, 2013 Page 4 / 22

Risk Index (Loan loss allowances / Total loans)

* As of Aug-13
Consistent with one of our core strategies, CorpBanca has one of the lowest risk indexes (Loan loss allowances / Total loans) in the banking industry in Chile.  Specifically, as of August 31, 2013, CorpBanca had the lowest risk index in its Chilean loan portfolio (1.4%) and the fourth lowest on a consolidated basis (2.2%) among the top eight Chilean banks representing more than 90% of market share in terms of total loans. (Source: SBIF).

NPL (%)

* As of Aug-13
CorpBanca´s high asset quality has been maintained after the acquisition of Banco Santander Colombia (now known as Banco CorpBanca Colombia) which took place in May 2012 and after the acquisition of Helm Bank in August 2013. The chart illustrates how our consolidated NPL ratio continues to be better than the industry average in Chile.

We believe that our risk management system and methodology enables us to identify risks and resolve potential problems on a timely basis and we have significantly invested resources to improve the technology we use to manage risk.

Press Release November 5, 2013 Page 5 / 22

BIS Ratio (%) – TIER I (%)

The increase of capital during 1Q 2013 improved the trend in our BIS ratio in 2013.  With the incorporation of Helm Bank’s risk weighted assets and the goodwill deduction, our BIS Ratio is still above 13.0% according with our previous quarter estimates.

Press Release November 5, 2013 Page 6 / 22

Branches – ATM – Headcount

Our distribution network in Chile provides integrated financial services and products to our customers through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of September 30, 2013, we operated 123 branch offices in Chile, which includes 67 branches operating as CorpBanca and 56 branches operating as Banco Condell, our consumer finance division. In addition, as of September 30, 2013, we owned and operated 518 ATMs in Chile, and our customers have access to over 9,145 ATMs (including BancoEstado’s ATMs) in Chile through our agreement with Redbanc S.A., or Redbanc. We utilize a number of different sales channels including account executives, telemarketing and the internet to attract new clients. Our branch system serves as the main distribution network for our full range of products and services.

CorpBanca Colombia’s distribution channel also provides integrated financial services and products to its customers in Colombia through several diverse channels, including ATMs, branches, internet banking and telephone banking. As of September 30, 2013, CorpBanca Colombia operated 85 branch offices and Helm Bank 87 branch offices in Colombia and owned and operated 115 and 67 ATMs respectively, while providing its customers with access to over 12,280 ATMs through Colombia’s financial institutions. CorpBanca Colombia also utilizes a number of different sales channels including account executives, telemarketing and the internet to attract new clients. CorpBanca Colombia’s and Helm Bank’s branch systems serve as the main distribution network for its full range of products and services.

As of September 30, 2013, on a consolidated basis we had a headcount of 3,724 employees in Chile, 4,224 employees in Colombia and 28 employees in the United States.

Press Release November 5, 2013 Page 7 / 22

Management’s Discussion and Analysis

I) Consolidated Financial Performance Review

Our consolidated Net Income attributable to shareholders reported in 3Q 2013 was Ch$28,154 million, a 10.1% or Ch$3,174 decrease from Ch$31,328 million in 3Q 2012 and a 35.6% or Ch$15,563 million increase from Ch$43,717 million in 2Q 2013. The main drivers for this quarter decrease were: (i) the negative impact of the fiscal hedge (use for the coverage of the tax effects of the total investment in Colombia) on our income from financial operations (Ch$11,231 million); (ii) higher operating expenses due to one-time costs related to CorpBanca Colombia’s acquisition of Helm Bank and preparations for the anticipated merger between these two banks (Ch$7,680 million); and (iii) also higher expenses in provisions due to an increase in reserves in Chile (Ch$6,000 million) and homogenization adjustments in Colombia as well as the homologation of Helm to the policies of CorpBanca Chile (Ch$8,400 million). These factors offset the increase in our NIM, mainly due to the incorporation of Helm Bank but also coupled with a positive variation in the value of the U.F. – +1.04% in 3Q 2013 vs. -0.07% in 2Q 2013.

The following table set forth the components of our net income for the quarters ended September 30, 2013 and 2012 and September 30, 2013:

Quarterly Consolidated Income Statements (unaudited)
	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q13	2Q13	3Q12	3Q13/3Q12	3Q13/2Q13
Net interest income	138,306	89,689	58,814	135.2%	54.2%
Net fee and commission income	31,047	25,005	24,244	28.1%	24.2%
Treasury	7,151	41,318	28,487	-74.9%	-82.7%
Other operating income	3,769	3,590	11,628	-67.6%	5.0%
Net operating profit before loan losses	180,273	159,602	123,173	46.4%	13.0%
Provision for loan losses (1)	(34,894)	(20,170)	(17,681)	97.4%	73.0%
Net operating profit	145,379	139,432	105,492	37.8%	4.3%
Operating expenses	(94,843)	(71,988)	(62,115)	52.7%	31.7%
Other operating expenses	(5,418)	(5,171)	(10,976)	-50.6%	4.8%
Operating income	45,118	62,273	32,401	39.2%	-27.5%
Income from investments in other companies	(1)	440	(356)	-99.7%	-
Income before taxes	45,117	62,713	32,045	40.8%	-28.1%
Income tax expense	(10,987)	(18,248)	(172)	6287.8%	-39.8%
Minority interest	(5,976)	(748)	(545)	996.5%	698.9%
Net income attributable to shareholders	28,154	43,717	31,328	-10.1%	-35.6%

(1) Includes Provision for Contingent loans.

For the first time, 3Q 2013 results include partial results of Helm Bank. These results do not correspond to the complete quarter, but only to the period following the acquisition (55 days counted from August 6, 2013). Additionally, the recognition of the results was gradual, and reflects CorpBanca’s ownership interest in Helm Bank at different times during the month of August. In a first step CorpBanca Colombia acquired 51.6% of Helm Bank on August 6, 2013 and in a second step, it acquired 87.4% on August 29, 2013. After the completion of the tender offer to the minority shareholders of Helm Bank, CorpBanca Colombia could complete 100% of the ownership of Helm Bank.

II) Unconsolidated Financial Performance Review: Chile and Colombia

The following table presents separately the results generated in Chile and Colombia for the 3Q 2013 to show the impact of the Colombian operation in the consolidated results of CorpBanca. Is important to highlight that the books of CorpBanca Chile include some expenses associated to the Colombian operations, particularly: (i) interest expenses in connection with the part of the acquisition of Banco Santander Colombia (now known as Banco CorpBanca Colombia) that was not financed with equity; (ii) amortization of the intangible assets generated in the Banco Santander Colombia acquisition and in the acquisition of Helm Bank; and (iii) impacts in connection with the fiscal hedge (used for coverage of the tax effects of the total investment in Colombia).

Press Release November 5, 2013 Page 8 / 22

These adjusted results for 3Q 2013 allow the separation of the Chilean results from any impact related with the acquisition of Banco Santander Colombia (today Banco CorpBanca Colombia) on May 2012 and of Helm Bank on August 2013. The adjusted 3Q 2013 results presents in our opinion an unbiased result achieved in Chile:

	3Q 2013				3Q 2013 Adjusted		Change (%)
(Expressed in millions of Chilean pesos)	Consolida-ted	Chile	Colombia	Adjust-ments	Chile	Colombia	3Q13/3Q12 Chile
Net interest income	138,306	73,980	64,326	-5,565	79,545	58,761	142.3%
Net fee and commission income	31,047	18,491	12,556		18,491	12,556	25.4%
Treasury	7,151	-9	7,160	-4,253	4,244	2,907	-69.9%
Other operating income	3,769	2,334	1,435		2,334	1,435	-12.0%
Net operating profit before loan losses	180,273	94,796	85,477		104,614	75,659	62.6%
Provision for loan losses (1)	-34,894	-20,977	-13,917		-20,977	-13,917	303.3%
Net operating profit	145,379	73,819	71,560		83,637	61,742	41.5%
Operating expenses	-94,843	-44,632	-50,211	-2,591	-42,041	-52,802	36.2%
Other operating expenses	-5,418	-4,218	-1,200	-20	-4,198	-1,220	-35.7%
Operating income	45,118	24,969	20,149		37,398	7,720	72.1%
Income from investments in other companies	-1	-1	0		-1	0	-
Income before taxes	45,117	24,968	20,149		37,397	7,720	72.1%
Income tax expense	-10,987	-6,838	-4,149	2,083	-8,921	-2,066	-267.0%
Net income	34,130	18,130	16,000		28,476	5,654	5.2%

Efficiency Ratio	52.6%	47.1%	58.7%		40.2%	69.8%

(1) Includes Provision for Contingent loans.

In terms of Adjusted Net Income it is observed that the operation in Colombia generated Ch$5,654 million while the Chilean operation generated Ch$28,476 million.

These figures show that greater business diversification in Chile has generated an increasing revenue stream and that one-time expenses have impacted CorpBanca Colombia after the acquisition of Helm Bank.

Consolidated Net interest income

Our net interest income was Ch$138,306 million in 3Q 2013, an increase of 135.2% as compared to Ch$58,814 million for the same period in 2012 and an increase of 54.2% QoQ in connection with the acquisition of Helm Bank in 3Q 2013. The YoY and QoQ increase in net interest income was primarily the result of the incorporation of Helm Bank’s results following its acquisition in August 2013.

The increase in our interest income was higher than the increase in our total interest-earning assets reflecting the positive variation in the UF of 1.04% vs. -0.16% in 3Q 2013 and 2012, respectively. Net interest margin (net interest income divided by average interest-earning assets) increased by 103.4% from 2.11% to 4.28%. On twelve months trailing net interest margin trend is also positive, increasing from 2.56% as of September 30, 2012 to 3.67% as of September 30, 2013.

Consolidated Fees and income from services

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q13	2Q13	3Q12	3Q13/3Q12	3Q13/2Q13
Banking services(*)	24,214	19,415	17,005	42.4%	24.7%
Securities brokerage services	182	252	392	-53.6%	-27.8%
Mutual fund management	1,405	1,335	1,224	14.8%	5.2%
Insurance brokerage	2,605	2,770	2,406	8.3%	-5.9%
Financial advisory services	2,080	823	2,568	-19.0%	152.7%
Legal advisory services	562	410	650	-13.6%	36.8%
Net fee and commission income	31,047	25,005	24,244	28.1%	24.2%

(*) Includes consolidation adjustments.

Press Release November 5, 2013 Page 9 / 22

Our net service fee income for 3Q 2013 was Ch$31,047 million, representing a 28.1% increase when compared to Ch$24,244 million obtained in 3Q 2012. The increase was primarily the result of: (i) the incorporation of Helm Bank; (ii) the increase in commissions on collecting, collections and payments; (iii) the increase in fees for guarantees and letters of credit; and (iv) the increase in fees from credit lines and overdrafts.

Consolidated Trading and investment

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q13	2Q13	3Q12	3Q13/3Q12	3Q13/2Q13
Trading and investment income:
Trading investments	4,902	(3,308)	6,355	-22.9%	-
Trading financial derivatives contracts	7,168	27,736	14,975	-52.1%	-74.2%
Other	(2,451)	17,425	3,961	-	-
Net income from financial operations	9,619	41,853	25,291	-62.0%	-77.0%

Foreign exchange profit (loss), net	(2,468)	(535)	3,196	-	361.3%

Net treasury position	7,151	41,318	28,487	-74.9%	-82.7%

Net trading activities decreased by Ch$15,672 million or 62.0% YoY to Ch$9,619 million for 3Q 2013 from Ch$25,291 million. This decreased is mainly due to the negative impact of the fiscal hedge (use for the coverage of the tax effects of the total investment in Colombia) and also a lower value in derivatives contracts reflecting a rise in swaps interests rates. The latter was not offset by net foreign exchange gains which, on the other hand, decreased by Ch$5,664 million YoY to a loss of Ch$2,468 million in 3Q 2013 from Ch$3,196 million in 3Q 2012.

A significant number of derivatives are client-driven or derivatives used in order to either achieve economic hedge or accounting hedges.

Consolidated Provisions for loan losses (for Commercial and Retail loans) (1)

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q13	2Q13	3Q12	3Q13/3Q12	3Q13/2Q13
Commercial, net of loan loss recoveries	(22,417)	(10,755)	904	-	108.4%
Residential mortgage, net of loan loss recoveries	769	165	(552)	-	366.1%
Consumer, net of loan loss recoveries	(14,829)	(8,694)	(10,214)	45.2%	70.6%
Others	990	3	(53)	-	-
Net provisions for loan losses	(35,487)	(19,281)	(9,915)	257.9%	84.1%

(1) Excludes provision for Contingent loans.

Provisions for loan losses increased by 257.9% YoY to Ch$35,487 million in 3Q 2013 compared to Ch$9,915 million in 3Q 2012. Regarding the operation in Chile, loan loss provision expenses were increased YoY as a consequence of lower provisions expenses in 3Q 2012 due to releases in loan loss provisions in the period and the increase in foreign exchange that impacted provision in dollar denominated loans. On the other hand, the QoQ increase is mainly due to higher reserves, particularly for those loans related to SMU or loans with SMU risk that totalled Ch$6,000 million approximately during this quarter.

Also provisions for loan losses of CorpBanca in Colombia registered an increase. Almost the majority of such increase YoY - Ch$8,400 million (US$16.7 million) of the Ch$18,587 million (US$36.9 million) increase - corresponds in equal parts to Helm and CorpBanca Colombia. In each case there has been: (i) an increase in provisions in the consumer loan portfolio; (ii) adjustments for the homogenization in the treatment of the commercial loan portfolio; and (iii) homologation of Helm to the policies of CorpBanca Chile. The amount of the homologation -Ch$4,500 million (US$8.9 millions) approximately- will be adjusted against goodwill, once the purchase price allocation regarding the purchase of Helm Bank is settled.

Press Release November 5, 2013 Page 10 / 22

Consolidated Operating expenses

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	3Q13	2Q13	3Q12	3Q13/3Q12	3Q13/2Q13
Personnel salaries and expenses	46,600	36,676	30,214	54.2%	27.1%
Administrative expenses	37,098	27,829	25,508	45.4%	33.3%
Depreciation and amortization	11,145	7,483	6,393	74.3%	48.9%
Impairment	-	-	-	-	-
Operating expenses	94,843	71,988	62,115	52.7%	31.7%

Operating expenses increased by Ch$32,728 million YoY, or 52.7% from Ch$62,115 million in 3Q 2012. The increase in operating expenses was primarily the result of the consolidation of Helm Bank in 3Q 2013, including an increase in personnel salaries and expenses by 54.2%, administrative expenses by 45.4% and depreciation and amortization expenses by 74.3%.

A significant portion of Colombia´s higher expenses are primarily the result of one-time expenses related to Helm Bank’s the acquisition and preparations for the anticipated merger of CorpBanca Colombia and Helm Bank. During August 2013, Helm Bank paid approximately Ch$2,190 million (US$4.3 million) in severances and during September, CorpBanca Colombia paid legal fees relating to the acquisition of Helm of approximately Ch$1,300 million (US$2.6 million). Transaction taxes associated to a capital increase of approximately US$2,000 million performed in August and September of 2013 are still pending payment. Such taxes have been accrued since August ending in November in the amount of approximately Ch$1,000 million per month (US$2.2 million). Additionally, CorpBanca Colombia has initiated the amortization of the intangible assets generated for the acquisition (Ch$2,190 million in 3Q 2013).

III) Consolidated Assets and liabilities

Consolidated Loan portfolio (1)
	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	Sep-13	Jun-13	Sep-12	Sep-13/Sep-12	Sep-13/Jun-13
Wholesale lending	9,454,372	7,772,955	6,161,058	53.5%	21.6%
Chile	6,036,036	6,635,610	6,161,058	-2.0%	-9.0%
Commercial loans	5,131,859	5,576,464	5,332,203	-3.8%	-8.0%
Foreign trade loans	514,409	643,282	412,435	24.7%	-20.0%
Leasing and Factoring	389,768	415,864	416,420	-6.4%	-6.3%
Colombia	3,418,336	1,137,345	-	-	200.6%
Commercial loans	2,947,104	1,133,751	-	-	159.9%
Foreign trade loans	-	-	-	-	-
Leasing and Factoring	471,232	3,594	-	-	13011.6%
Retail lending	3,496,260	2,733,695	2,267,923	54.2%	27.9%
Chile	1,978,081	1,918,326	1,779,855	11.1%	3.1%
Consumer loans	498,581	488,202	454,727	9.6%	2.1%
Residential mortgage loans	1,479,500	1,430,124	1,325,128	11.6%	3.5%
Colombia	1,518,179	815,369	488,068	211.1%	86.2%
Consumer loans	1,089,498	650,756	488,068	123.2%	67.4%
Residential mortgage loans	428,681	164,613	-	-	160.4%
TOTAL LOANS	12,950,632	10,506,650	8,428,981	53.6%	23.3%
Chile	8,014,117	8,553,936	7,940,913	0.9%	-6.3%
Colombia	4,936,515	1,952,714	488,068	911.4%	152.8%

(1) Contingent loans under IFRS are not considered part of the Loan portfolio.

Press Release November 5, 2013 Page 11 / 22

Our total loans increased by 53.6% or Ch$4,521.7 billion YoY from Ch$8,429.0 billion to Ch$12,950.6 billion reflecting the acquisition of Helm Bank and the incorporation of Ch$2,945.4 billion to CorpBanca’s loan portfolio. In Chile, we have slowed the growth rate in our loan portfolio (primarily wholesale banking) which reflects the fact that we consider our presence in Chile strong enough such that our priorities are formed to strengthen and enhance our business relationship with our clients to improve profitability.

Our wholesale lending increased 53.5% or Ch$3,293.3 billion YoY and increased 21.6% or Ch$1,681.4 billion QoQ. During the 3Q 2013 the bank sold Ch$484.7 billion (US$961 million) in corporate loans in Chile to strengthen its liquidity. We expect these transactions to result in an approximately 50bp decrease in our market share in the next quarter.

Our retail lending increased 54.2% or Ch$1,228.3 billion YoY and increased 27.9% or Ch$762.6 billion QoQ mainly due to the acquisition of Helm Bank in Colombia.

Consolidated Securities Portfolio

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	Sep-13	Jun-13	Sep-12	Sep-13/Sep-12	Sep-13/Jun-13
Trading investments	456,334	235,341	267,162	70.8%	93.9%
Available-for-sale investments	664,823	426,025	1,048,260	-36.6%	56.1%
Held-to-maturity investments	205,790	87,499	97,853	110.3%	135.2%
Total Financial Investments	1,326,947	748,865	1,413,275	-6.1%	77.2%

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. We currently have a small portfolio of held-to-maturity investments. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

Our total financial investments portfolio decreased by 6.1% or Ch$86.3 billion YoY and increased by 77.2% or Ch$578.1 billion QoQ, reflecting the 56.1% increase in our available-for-sale investments. This increase is primarily the result of the incorporation of Helm Bank.

Consolidated Funding strategy

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	Sep-13	Jun-13	Sep-12	Sep-13/Sep-12	Sep-13/Jun-12
Demand deposits	3,302,652	1,579,454	1,022,990	222.8%	109.1%
Time deposits and saving accounts	7,335,835	6,716,061	7,445,456	-1.5%	9.2%
Investments sold under repurchase agreements	350,489	223,736	174,219	101.2%	56.7%
Mortgage finance bonds	126,872	132,302	154,158	-17.7%	-4.1%
Bonds	1,564,380	1,332,080	1,029,493	52.0%	17.4%
Subordinated bonds	757,378	758,223	538,893	40.5%	-0.1%
Interbank borrowings	16,243	14,953	18,497	-12.2%	8.6%
Foreign borrowings	1,262,484	1,044,144	902,652	39.9%	20.9%

Press Release November 5, 2013 Page 12 / 22

Our current funding strategy is to use all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy.

On July 29, 2010, we entered into a US$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as lead arrangers and book-runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes. On July 24, 2012, we have entered into a US$174.4 million amended and restated senior unsecured syndicated term loan facility with Standard Chartered Bank, as administrative agent, HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC, as lead arrangers and book-runners, and Commerzbank Aktiengesellschaft, as lead arranger.

On August 1, 2010, we implemented a local bond program for a maximum amount of UF150 million at any time outstanding. Under the local bond program, we are able to issue two types of bonds: (i) senior bonds, up to an aggregate amount of UF100 million, which can be divided into 28 series of senior bonds (from AB to AZ and from BA to BC), with a maturity ranging from 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, up to an aggregate amount of UF50 million, which can be divided into 16 series (from BD to BS), with a maturity ranging from 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The principal owed in connection with outstanding senior and subordinated bonds is due at maturity and interest relating thereto is due bi-annually. The objective of the local bond program is to structure the future issuances of debt of CorpBanca in a way that provides for diverse alternatives of placements in order to manage efficiently its outstanding indebtedness. Under the local bond program, in 2010, we issued bonds in the Chilean market in the amount of UF18.8 million (Ch$403,364). In addition, on October 29, 2012 and October 31, 2012, we issued subordinated bonds in the local Chilean market in the aggregate amount of UF6.6 million (Ch$149,779 million). As of March 31, 2013, we have outstanding senior bonds in the aggregate amount of Ch$1,413.2billion and outstanding subordinated bonds in the aggregate amount of Ch$752.5 billion.

On November 3, 2010, we issued US$178.1 million in Reg S notes in the international market. As of March 31, 2013, the Reg S notes have been paid off.

At the end of 2011, global financial markets faced a complex scenario in terms of liquidity due to uncertainty in European economies. Liquidity was constrained and risk premiums reached yearly highs in practically all global markets, including in Chile. Despite such circumstances, as of March 31, 2013, we maintained a reserve in liquid assets (mainly consisting of securities issued by the Central Bank of Chile and Treasury Bonds of Colombia’s Government) of Ch$1,074,743 million. In addition, as of March 31, 2013, we maintained sufficient levels of cash and deposits in banks in the amount of Ch$571.9 billion to satisfy our wholesale short-term obligations in the amount of Ch$174,612.0 million.

On January 16, 2013, CorpBanca issued US$800 million aggregate principal amount of 3.125% Senior Notes. CorpBanca expects to use the net proceeds of this offering for general corporate purposes, primarily to fund lending activities. As CorpBanca has been growing at a slower pace than in previous periods in order to enhance business relationship with our clients and improve our profitability, this issuance has allowed us to reduce deposits and at the same time to be less dependent on institutional investors. This strategy allowed the bank to partly offset the temporary increase on our cost of funding.

Press Release November 5, 2013 Page 13 / 22

Consolidated Shareholders’ Equity

As of August 31, 2013, we were the fourth largest private bank in Chile, based on equity1 (Ch$1,348.9 billion and Ch$1,358.7 billion as of September 30, 2013). After a capital increase totaling 47,000,000,000 common shares during 1Q 2013, we have 340,358,194.2 thousand shares outstanding and a market capitalization of Ch$1,839.3 billion (based on a share price of Ch$5.404 pesos per share) as of September 30, 2013.

(i) On January 18, 2013, we raised capital in the aggregate amount of Ch$66,751.2 million through the issuance of 10,680,200,621 common shares, including common shares in the form of ADSs, in the United States and elsewhere outside of Chile; (ii) on February 7, 2013, we raised capital in the aggregate amount of Ch$106,361.9 million in connection with the investment by certain investment funds of the International Finance Corporation, or IFC, a member of the World Bank Group, and IFC Asset Management Company to acquire a 5% equity interest in CorpBanca, or the IFC Investment, pursuant to an investment agreement with CorpGroup, Compañía Inmobiliaria y de Inversiones Saga Ltda., and CorpGroup Inversiones Bancarias Ltda.; and (iii) on February 14, 2013, we raised capital in the aggregate amount of Ch$120,927.7 million during a preemptive rights offering under Chilean law in connection with the authorization by the Board of Directors on November 27, 2012 to issue 47,000,000,000 common shares.

The recent acquisition on Helm Bank in Colombia determined an equity revaluation, reflected in an 8.2% increase in the equity base during the quarter.

IV) Other Related Information

CorpBanca becomes a major player in the Colombian banking industry:
CorpBanca acquires control of Helm Bank through its subsidiary CorpBanca Colombia

On August 6, 2013, CorpBanca acquired control over Helm Bank S.A. through its subsidiary Banco CorpBanca Colombia. The total consideration for the acquisition of Helm Bank S.A. by Banco CorpBanca Colombia, which will include 100% of the issued and outstanding shares of Helm Bank S.A. and its subsidiaries, is approximately US$1,320 million. In order to finance this acquisition, CorpBanca Colombia undertook an equity capital increase in an amount of approximately US$1,000 million. The balance of the purchase price was satisfied through CorpBanca Colombia’s own resources.

At the end of August 2013, CorpBanca subscribed for part of the capital increase of CorpBanca Colombia for an amount of approximately US$353.8 million. At he same time, Inversiones CorpGroup Interhold Limitada subscribed for an amount of approximately US$188.5 million. In addition, Helm Corporation subscribed for US$473.8 million. Therefore, CorpBanca maintains its controlling position over its Colombian subsidiary, CorpBanca Colombia, with a 66.4% interest, while Helm Corporation obtained 20.9% of the equity.

As of this date, CorpBanca Colombia has acquired 87.4% of the outstanding shares of Helm Bank S.A., acquiring the control over the bank and its subsidiaries Helm Comisionista de Bolsa S.A., Helm Fiduciaria S.A., Helm Bank S.A. (Panama), Helm Casa de Valores S.A. (Panama) and Helm Bank S.A. (Cayman Islands Islas Caymán) on August 6, 2013.
As a result of these transactions, Helm Bank’s results are consolidated with CorpBanca’s results and included on CorpBanca’s consolidated financial statements from and after August 6, 2013.

Upon the merger with Helm Bank S.A., Banco CorpBanca Colombia will become the 5th largest bank in Colombia by loans, and will have significant presence in the commercial banking and medium-high income individuals segments. The consolidated entity will be a larger scale actor along all product lines, with a balanced business combination focused on commercial and retail operations. The combined bank will have more than US$11,740 million in assets, US$8,340 million in loans and approximately US$ 7,830 million in total deposits, which at June 30 represented 6.8% and 6.3% of the market, respectively. Also, pursuant to pro forma figures, the combined bank is expected to have the best indicators of credit quality in the industry, with a RoAE around 17.3%, according to figures released by the Colombian Superintendency of Finance, as of June 2013.

1 Shareholders’ equity = Equity excluding net income and provisions for mandatory dividends.

Press Release November 5, 2013 Page 14 / 22

CorpBanca estimates that the commercial and costs synergies that it will achieve through the merger will total more than US$100 million annually, after taxes. This translates into a potential source of value creation via optimization of costs / expenses and income through net interest margin, generating attractive returns for shareholders after the merger costs have been absorbed.  We believe that the clients of each of the institutions will benefit from the availability of a greater number of available products, considering the different specializations of each bank. Regarding costs, the integration of the central systems offers obvious cost saving opportunities.

Pursuant to new legislation coming into force in Colombia, the combined bank in Colombia will have a total solvency indicator of 12.8% on a pro forma basis, as of December 2013, which is higher than the 9% minimum legal requirement. Additionally, CorpBanca will maintain adequate levels of capitalization in order to finance it growth in the next several years, with an effective equity index to risk weighted in the range of 12.5% to 13.0% total on a pro forma basis as of the end of 2013.

Notwithstanding the merger, both Banco CorpBanca Colombia and Helm Bank S.A. will initially continue to operate separately in services, products and processes. For the future integrated bank, CorpBanca has selected a management team with extensive experience that will be responsible for direction of the new entity.

	CorpBanca Colombia(1)			Helm Bank(1)			Merged Bank
							Pro forma
(Expressed in millions of US$)(2)	Jun.2013(3)	MkSh | Ranking		Jun.2013(3)	MkSh | Ranking		Jun.2013(3)	MkSh | Ranking
Total Assets	5,174	2.7%	11°	6,569	3.5%	10°	11,743	6,2%	5°
Total Loans	3,608	2.9%	10°	4,738	3.9%	8°	8,347	6,8%	5°
Total Deposits	3,258	2.6%	13°	4,573	3.7%	10°	7,831	6,3%	6°
Equity	491		14°	752		9°	1,243
Net Income (LTM)	*104.6			99.3			*203.9

RoAA (LTM)	*2.1%		11°	1.6%		16°	*1.8%
RoAE (LTM)	*22.5%		4°	14.0%		13°	*17.3%
Efficiency Ratio (LTM)	*49.5%		11°	50.5%		6°	*50.0%

NPL	2.2%		3°	2.3%		7°	2.4%
BIS Ratio**	13.5%		12°	10.6%		18°	13.2%
Branches
Headcount	85	n.a.		87	n.a.		172	n.a.

(1)	Unconsolidated financial statements (unaudited). Source: Banco CorpBanca Colombia S.A., Helm Bank S.A. and the Colombian Superintendency of Finance.
(2)	U.S. dollar amounts have been translated from Colombian pesos at an exchange rate of Col$1,929.00 per U.S. dollar as of June 30, 2013.
(3)	Annualized ratios where appropriate.
*	Excludes 2012’s Rebranding costs.
**	Includes Market Risk.

V) Ownership structure and share performance

Ownership structure

As of September 30, 2013, CorpBanca was controlled by Corp Group Banking S.A. and other companies related to Mr. Alvaro Saieh and his family:

Stock Holder	% of Total Share Capital
Corp Group Banking S.A.	45.0568%
Cía. Inmob. y de Inversiones Saga S.A.	5.4640%
Cía. de Seguros CorpVida S.A.	2.1664%
Cía. de Seguros CorpSeguros S.A.	0.8873%
Other investment companies	0.0013%
Total Saieh Group	53.5757%

IFC	5.0000%

Sierra Nevada Investment Chile Dos Ltda. (Santo Domingo Group)	2.8843%

Others	38.5399%
ADRs holders and Foreign investors	14.6265%
AFPs (Administradoras de Fondos de Pensiones)	3.2040%
Securities Brokerage	9.0343%
Other minority shareholders	11.6752%

Total	100.0000%

Press Release November 5, 2013 Page 15 / 22

ADR price evolution and local share price evolution

ADR Price
10/30/2013	US$17.04
Maximum (LTM)	US$22.19
Minimum (LTM)	US$13.75

Press Release November 5, 2013 Page 16 / 22

Local Share Price
10/30/2013	Ch$5.749
Maximum (LTM)	Ch$6.98
Minimum (LTM)	Ch$4.73

Market capitalization	US$3,648 million
P/E (LTM)	13.35
P/BV (09/30/2013)	1.06
Dividend yield*	2.5%

* Based on closing price on the day the dividend payment was announced.

Dividends

The following table shows dividends per share distributed during the past five years:

Charged to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Distributed Income (Ch$mn)	Pesos per Share (Ch$ of each year)
2008	2009	56,310	100%	56,310	0.254525860
2009	2010	85,109	100%	85,109	0.375082130
2010	2011	119,043	100%	119,043	0.524628030
2011	2012	122,849	100%	122,849	0.490694036
2012	2013	120,080	50%	60,040	0.176402388

Press Release November 5, 2013 Page 17 / 22

VI) Credit risk ratings

International credit risk ratings

On a global scale, the bank is rated by two world-wide recognized agencies: Moody´s Investors Service and Standard & Poor´s Ratings Services (S&P).

On August 30, 2013, Moody´s Investors Service placed all of CorpBanca’s ratings on 'review for downgrade'. These includes the bank’s standalone bank financial strength rating of 'D+', which maps to a standalone baseline credit assessment (BCA) of  the ratings of 'baa3', long- ando short-term local and foreign currency deposits ratings of 'Baa2/Prime-2' and long term foreign currency senior unsecured debt rating of  'Baa2'.

In placing CorpBanca’s ratings on 'review for downgrade', Moody’s noted growing uncertainties regarding the effects on the bank’s institutional funding and earnings performance of developments at its sister company, SMU S.A. ('B3' on 'review for downgrade').

Moody´s	Rating
Long-term foreign currency deposits	Baa2
Short-term fforeign currency deposits	Prime-2
Bank financial strength	D+
Outlook	Stable

On August 23, 2013, Standard & Poor´s Ratings Services downgraded CorpBanca to 'BBB' from 'BBB+' after Helm Bank Acquisition, which increased exposure to the Colombian market. This exposure lowered the anchor to 'bbb' and stand-alone credit profile (SACP) to 'bbb-' from 'bbb'.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Short-term issuer credit rating	A-2
CreditWatch	Negative

Local Credit risk ratings

On a national scale, the bank is rated by Feller Rate –a Strategic Affiliate of Standard & Poor´s–, by International Credit Rating Chile (ICR) and by Humphreys.

On August 14, 2013, Feller Rate withdrawn the 'CreditWatch with negative implications' and confirmed the 'AA' long term ratings of CorpBanca. The Outlook is 'Stable'. At the same time, maintained the 'Nivel 1+' rating on our short term time deposits and the 'Primera Clase Nivel 1' rating on our shares.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Press Release November 5, 2013 Page 18 / 22

On August 20, 2013, ICR affirmed CorpBanca’s 'AA' ratings on long term debt, 'AA-' rating on subordinated debt, 'Nivel 1+' on short term deposits and 'Primer Clase Nivel 1' rating on shares. At the same time changed the outlook to 'Negative' from 'En Observación' reflecting the effects of belonging to an economic group whose solvency has deteriorated due to capital requirements in other subsidiaries, particularly SMU S.A.

ICR	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Negative

In August 21, 2013, Humphreys affirmed in 'AA-' long term deposit and senior unsecured debt, in 'Nivel 1+' short term deposit and in 'A+' long term subordinated debt. The ratings’ Outlook is in 'En Observación' and will be reviewed once the long term balance sheet structure is established with the recent acquisition of Helm Bank.

Humphreys	Rating
Long-term issuer credit rating	AA-
Senior unsecured bonds	AA-
Subordinated bonds	A+
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	En Observación

Press Release November 5, 2013 Page 19 / 22

VII) Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	Sep-13	Sep-13	Jun-13	Sep-12	Sep13/Sep12	Sep13/Jun13
	US$ths	Ch$mn

Interest income	587,474	296,216	199,016	181,887	62.9%	48.8%
Interest expense	(313,177)	(157,910)	(109,327)	(123,073)	28.3%	44.4%
Net interest income	274,297	138,306	89,689	58,814	135.2%	54.2%

Fee and commission income	76,399	38,522	30,714	30,148	27.8%	25.4%
Fee and commission expense	(14,825)	(7,475)	(5,709)	(5,904)	26.6%	30.9%
Net fee and commission income	61,574	31,047	25,005	24,244	28.1%	24.2%

Net income from financial operations	19,077	9,619	41,853	25,291	-62.0%	-77.0%
Foreign exchange profit (loss), net	(4,895)	(2,468)	(535)	3,196	-	361.3%
Total financial transactions, net	14,182	7,151	41,318	28,487	-74.9%	-82.7%
Other operating income	7,475	3,769	3,590	11,628	-67.6%	5.0%
Net operating profit before loan losses	357,528	180,273	159,602	123,173	46.4%	13.0%

Provision for loan losses (1)	(69,204)	(34,894)	(20,170)	(17,681)	97.4%	73.0%

Net operating profit	288,325	145,379	139,432	105,492	37.8%	4.3%

Personnel salaries and expenses	(92,420)	(46,600)	(36,676)	(30,214)	54.2%	27.1%
Administrative expenses	(73,575)	(37,098)	(27,829)	(25,508)	45.4%	33.3%
Depreciation and amortization	(22,103)	(11,145)	(7,483)	(6,393)	74.3%	48.9%
Impairment	-	-	-	-	-	-
Operating expenses	(188,098)	(94,843)	(71,988)	(62,115)	52.7%	31.7%
Other operating expenses	(10,745)	(5,418)	(5,171)	(10,976)	-50.6%	4.8%
Total operating expenses	(198,844)	(100,261)	(77,159)	(73,091)	37.2%	29.9%
Operating income	89,481	45,118	62,273	32,401	39.2%	-27.5%

Income from investments in other companies	(2)	(1)	440	(356)	-99.7%	-
Income before taxes	89,479	45,117	62,713	32,045	40.8%	-28.1%

Income tax expense	(21,790)	(10,987)	(18,248)	(172)	6287.8%	-39.8%
						-
Net income from ordinary activities	67,689	34,130	44,465	31,873	7.1%	-23.2%

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:
Minority interest	(11,852)	(5,976)	(748)	(545)	996.5%	698.9%
Net income attributable to shareholders	55,837	28,154	43,717	31,328	-10.1%	-35.6%

(1) Includes Provision for Contingent loans and net of loan loss recoveries.

Press Release November 5, 2013 Page 20 / 22

VIII) Consolidated Balance Sheet (unaudited)

	As of the three months ended				Change (%)
	Sep-13	Sep-13	Jun-13	Sep-12	Sep-13/Sep-12	Sep-13/Jun-13
	US$ths	Ch$mn
Assets
Cash and deposits in banks	1,429,838	720,953	992,010	417,245	72.8%	-27.3%
Unsettled transactions	521,352	262,876	391,305	239,246	9.9%	-32.8%
Trading investments	905,030	456,334	235,341	267,162	70.8%	93.9%
Available-for-sale investments	1,318,518	664,823	426,025	1,048,260	-36.6%	56.1%
Held-to-maturity investments	408,135	205,790	87,499	97,853	110.3%	135.2%
Investments under resale agreements	324,612	163,676	182,128	62,954	160.0%	-10.1%
Financial derivatives contracts	637,119	321,248	364,931	301,658	6.5%	-12.0%
Interbank loans, net	1,325,961	668,576	265,637	242,907	175.2%	151.7%
Loans and accounts receivable from customers	25,684,483	12,950,630	10,506,649	9,736,179	33.0%	23.3%
Loan loss allowances	(603,007)	(304,048)	(177,776)	(164,572)	84.8%	71.0%
Loans and accounts receivable from customers, net of loan loss allowances	25,081,478	12,646,583	10,328,874	9,571,608	32.1%	22.4%
Investments in other companies	24,892	12,551	5,861	5,732	119.0%	114.1%
Intangible assets	1,714,744	864,608	472,423	456,208	89.5%	83.0%
Property, plant and equipment	187,511	94,547	61,717	67,697	39.7%	53.2%
Current taxes	-	-	-	-	-	-
Deferred taxes	130,788	65,946	39,865	37,759	74.6%	65.4%
Other assets	450,704	227,254	164,247	145,617	56.1%	38.4%
Total Assets	34,460,680	17,375,764	14,017,862	12,961,905	34.1%	24.0%

Liabilities
Deposits and other demand liabilities	6,550,022	3,302,652	1,579,454	1,022,990	222.8%	109.1%
Unsettled transactions	431,875	217,760	371,492	201,638	8.0%	-41.4%
Investments sold under repurchase agreements	695,111	350,489	223,736	174,219	101.2%	56.7%
Time deposits and other time liabilities	14,548,877	7,335,835	6,716,061	7,445,456	-1.5%	9.2%
Financial derivatives contracts	445,470	224,615	257,274	224,030	0.3%	-12.7%
Interbank borrowings	2,503,836	1,262,484	1,044,144	902,652	39.9%	20.9%
Issued debt instruments	4,856,273	2,448,630	2,222,605	1,722,544	42.2%	10.2%
Other financial liabilities	32,214	16,243	14,953	18,497	-12.2%	8.6%
Current taxes	75,909	38,275	18,180	4,192	813.0%	110.5%
Deferred taxes	378,751	190,974	102,450	119,838	59.4%	86.4%
Provisions	306,360	154,473	104,983	84,818	82.1%	47.1%
Other liabilities	193,207	97,419	54,862	77,249	26.1%	77.6%
Total Liabilities	31,017,907	15,639,849	12,710,194	11,998,123	30.4%	23.0%
Equity
Capital	1,550,036	781,559	781,559	638,234	22.5%	0.0%
Reserves	1,022,772	515,702	424,728	276,138	86.8%	21.4%
Valuation adjustment	(97,180)	(49,000)	(47,330)	(44,112)	11.1%	3.5%
Retained Earnings:
Retained earnings or prior periods	119,075	60,040	60,040	-	-	0.0%
Income for the period	199,734	100,710	72,556	83,015	21.3%	38.8%
Minus: Provision for mandatory dividend	(99,867)	(50,355)	(36,278)	(41,508)	21.3%	38.8%
Attributable to bank shareholders	2,694,570	1,358,656	1,255,275	911,767	49.0%	8.2%
Non-controlling interest	748,203	377,259	52,393	52,015	625.3%	620.1%
Total Equity	3,442,773	1,735,915	1,307,668	963,782	80.1%	32.7%
Total equity and liabilities	34,460,680	17,375,764	14,017,862	12,961,905	34.1%	24.0%

Press Release November 5, 2013 Page 21 / 22

IX) Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

	As of and for the three months ended
	Mar-12	Jun-12	Sep-12	Dec-12	Mar-13	Jun-13	Sep-13

Capitalization
TIER I (Core capital) Ratio(4)	8.14%	8.02%	8.01%	8.19%	10.63%	10.33%	9.14%
BIS Ratio(4)	12.41%	10.83%	10.80%	11.05%	14.76%	14.15%	13.10%
Shareholders' equity / Total assets	6.98%	7.40%	7.44%	7.36%	9.56%	9.33%	9.99%
Shareholders' equity / Total liabilities	7.50%	8.00%	8.03%	7.95%	10.57%	10.29%	11.10%

Asset quality
Risk Index (Loan loss allowances / Total loans )	1.51%	1.69%	1.69%	1.64%	1.69%	1.69%	2.35%
Prov. for loan losses / Avg. total loans(1)	0.76%	0.41%	0.73%	0.46%	0.82%	0.78%	1.19%
Prov. for loan losses / Avg. total assets(1)	0.58%	0.30%	0.54%	0.34%	0.62%	0.59%	0.89%
Prov. for loan losses / Net operating profit before loans losses	15.4%	8.9%	14.4%	8.1%	17.1%	12.6%	19.4%
Prov. for loan losses / Net income	57.6%	30.9%	55.5%	30.3%	70.2%	45.4%	102.2%
PDL / Total loans(5)	0.66%	0.62%	0.63%	0.54%	0.48%	0.40%	0.52%
Coverage PDL´s	230.5%	271.4%	270.3%	305.2%	350.7%	419.4%	451.5%
NPL / Total loans(6)	1.56%	1.28%	1.35%	1.19%	1.16%	1.07%	1.53%
Coverage NPL´s	99.3%	134.6%	128.0%	140.4%	147.8%	161.6%	194.0%

Profitability
Net interest income / Avg. interest-earning assets(1)(2) (NIM)	2.93%	2.12%	2.11%	3.07%	2.83%	3.15%	4.28%
Net operating profit before loan losses / Avg. total assets(1)	3.75%	3.41%	3.75%	4.25%	3.62%	4.67%	4.59%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	4.28%	4.01%	4.41%	4.92%	4.20%	5.60%	5.58%
RoAA (before taxes), over Avg. total assets(1)	1.21%	1.23%	0.98%	1.46%	1.05%	1.83%	1.15%
RoAA (before taxes), over Avg. interest-earning assets(1)(2)	1.37%	1.45%	1.15%	1.69%	1.22%	2.20%	1.40%
RoAE (before taxes)(1)(3)	18.4%	18.3%	14.7%	23.3%	13.8%	20.6%	13.0%
RoAA, over Avg. total assets(1)	1.01%	0.98%	0.97%	1.13%	0.88%	1.30%	0.87%
RoAA, over Avg. interest-earning assets(1)(2)	1.15%	1.15%	1.14%	1.31%	1.02%	1.56%	1.06%
RoAE(1)(3)	14.66%	14.06%	13.33%	15.95%	10.50%	13.81%	7.62%

Efficiency
Operating expenses / Avg. total assets(1)	1.78%	1.71%	1.89%	2.30%	1.85%	2.11%	2.42%
Operating expenses/ Avg. total loans(1)	2.33%	2.31%	2.56%	3.06%	2.45%	2.80%	3.23%
Operating expenses / Operating revenues	47.3%	50.2%	50.4%	54.1%	51.0%	45.1%	52.6%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)	0.1103	0.1195	0.1092	0.1646	0.1036	0.1843	0.1326
Diluted Earnings per ADR before taxes (US$ per ADR)	0.3384	0.3578	0.3457	0.5153	0.3294	0.5442	0.3943
Diluted Earnings per share (Ch$ per share)	0.0941	0.0959	0.1068	0.1263	0.0847	0.1284	0.0827
Diluted Earnings per ADR (US$ per ADR)	0.2886	0.2871	0.3380	0.3955	0.2693	0.3793	0.2461
Total Shares Outstanding (Thousands)(4)	250,358,194.2	293,358,194.2	293,358,194.2	293,358,194.2	340,358,194.2	340,358,194.2	340,358,194.2
Peso exchange rate for US$1.0	488.93	501.07	473.94	479.16	471.89	507.89	504.22
Quarterly UF variation	1.07%	0.42%	-0.16%	1.11%	0.13%	-0.07%	1.04%

 (1) Annualized figures when appropriate.
(2) Interest-earning assets: Total loans and financial investments.
(3) Equity: Average equity attributable to shareholders excluding net income and accrual for mandatory dividends.
(4) During the second and first quarters 2012 and 21013, respectively, the bank increased its capital base.
(5) PDL: Past due loans; all installments that are more than 90 days overdue.
(6) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.

Press Release November 5, 2013 Page 22 / 22

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook and include, for example, statements regarding benefits of the acquisition and anticipated merger of Helm Bank, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 2660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 2660-2699
claudia.labbe@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com